Exhibit 3.2

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A), dated May 30, 2024, should be read in conjunction with the interim consolidated financial statements of Canadian Western Bank (CWB) for the periods ended April 30, 2024, available on SEDAR at www.sedarplus.ca and on CWB’s website at www.cwb.com.

The interim consolidated financial statements have been prepared under International Accounting Standard 34 Interim Financial Reporting in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in Canadian dollars.

Forward-looking Statements

From time to time, we make written and verbal forward-looking statements. Statements of this type are included in our Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as media releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about our objectives and strategies, targeted and expected financial results and the outlook for CWB’s businesses or for the Canadian economy. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may impact”, “goal”, “focus”, “potential”, “proposed” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations, and conclusions will not prove to be accurate, that our assumptions may not be correct, and that our strategic goals will not be achieved.

A variety of factors, many of which are beyond our control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including housing and commercial real estate market conditions and household and business indebtedness, the volatility and level of liquidity in financial markets, fluctuations in interest rates and currency values, the volatility and level of various commodity prices, changes in monetary policy, changes in economic and political conditions, material changes to trade agreements, legislative and regulatory developments, changes in supervisory expectations or requirements for capital, interest rate and liquidity management, legal developments, the level of competition, the occurrence of natural catastrophes, outbreaks of disease or illness that affect local, national or international economies, changes in accounting standards and policies, information technology and cyber risk, the accuracy and completeness of information we receive about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, the impact of bank failures or other adverse developments at other banks that drive negative investor and depositor sentiment regarding the stability and liquidity of banks, and our ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

Additional information about these factors can be found in the Risk Management section of our 2023 Annual MD&A. These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. Any forward-looking statements contained in this document represent our views as of the date hereof. Unless required by securities law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf. The forward-looking statements contained in this document are presented for the purpose of assisting readers in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian economy over the forecast horizon and how it will affect our business are material factors considered when setting organizational objectives and targets. In determining expectations for economic growth, we consider our own forecasts, economic data and forecasts provided by the Canadian government and its agencies, as well as certain private sector forecasts. These forecasts are subject to inherent risks and uncertainties that may be general or specific. Where relevant, material economic assumptions underlying forward-looking statements are disclosed within the Outlook and Allowance for Credit Losses sections of this MD&A and our 2023 Annual MD&A.

Non-GAAP Measures

We use a number of financial measures and ratios to assess our performance against strategic initiatives and operational benchmarks. Some of these financial measures and ratios do not have standardized meanings prescribed by Generally Accepted Accounting Principles (GAAP) and may not be comparable to similar measures presented by other financial institutions. Non-GAAP financial measures and ratios provide readers with an enhanced understanding of how we view our financial performance. These measures and ratios may also provide the ability to analyze trends related to profitability and the effectiveness of our operations and strategies and are disclosed in compliance with National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure.

CWB 2024 Second Quarter Report	5

Management’s Discussion and Analysis

To calculate non-GAAP financial measures, we exclude certain items from our financial results prepared in accordance with IFRS. Adjustments relate to items which we believe are not indicative of underlying operating performance. Our non-GAAP financial measures include:

●	Adjusted non-interest expenses – total non-interest expenses, excluding pre-tax costs associated with amortization of acquisition-related intangible assets, a reorganization of our operations, and acquisition and integration costs. Non-recurring reorganization costs were incurred to execute reorganization initiatives to realize efficiencies in our banking centre footprint, operational support functions, and administrative processes. Acquisition and integration costs include direct and incremental costs incurred as part of the execution and integration of business acquisitions.
●	Adjusted common shareholders’ net income – total common shareholders’ net income, excluding the costs associated with amortization of acquisition-related intangible assets, organizational redesign initiatives, and acquisition and integration costs, net of tax.
●	Pre-tax, pre-provision income – total revenue less adjusted non-interest expenses.

The following table provides a reconciliation of our non-GAAP financial measures to our reported financial results.

	For the three months ended			Change from	For the six months ended		Change from
(unaudited) (thousands)	April 30 2024	January 31 2024	April 30 2023	April 30 2023	April 30 2024	April 30 2023	April 30 2023
Non-interest expenses	$151,912	$145,627	$148,388	2%	$297,539	$295,605	1%
Adjustments (before tax):
Amortization of acquisition-related intangible assets	(1,728)	(1,728)	(2,032)	(15)	(3,456)	(5,013)	(31)
Non-recurring reorganization costs	(785)	(1,202)	-	100	(1,987)	-	100
Acquisition and integration costs	-	-	(190)	(100)	-	(565)	(100)
Adjusted non-interest expenses	$149,399	$142,697	$146,166	2%	$292,096	$290,027	1%

Common shareholders’ net income	$76,359	$87,921	$70,040	9%	$164,280	$164,403	-%
Adjustments (after-tax):
Amortization of acquisition-related intangible assets(1)	1,268	1,268	1,500	(15)	2,536	3,946	(36)
Non-recurring reorganization costs(2)	583	894	-	100	1,477	-	100
Acquisition and integration costs(3)	-	-	143	(100)	-	424	(100)
Adjusted common shareholders’ net income	$78,210	$90,083	$71,683	9%	$168,293	$168,773	-%

Total revenue	$285,922	$289,991	$264,414	8%	$575,913	$537,305	7%
Less:
Adjusted non-interest expenses (see above)	149,399	142,697	146,166	2	292,096	290,027	1
Pre-tax, pre-provision income	$136,523	$147,294	$118,248	15%	$283,817	$247,278	15%

(1)	Net of income tax of $460 for the three months ended April 30, 2024 (Ql 2024 – $460, Q2 2023 – $532) and $920 for the six months ended April 30, 2024 (Q2 2023 – $1,067).
(2)	Net of income tax of $202 for the three months ended April 30, 2024 (Ql 2024 – $308, Q2 2023 – $nil) and $510 for the six months ended April 30, 2024 (Q2 2023 – $nil).
(3)	Net of income tax of $nil for the three months ended April 30, 2024 (Ql 2024 – $nil, Q2 2023 – $47) and $nil for the six months ended April 30, 2024 (Q2 2023 – $141).

Non-GAAP ratios are calculated using the non-GAAP financial measures defined above. Our non-GAAP ratios include:

●	Adjusted earnings per common share – diluted earnings per common share calculated with adjusted common shareholders’ net income.
●	Adjusted return on common shareholders’ equity – annualized adjusted common shareholders’ net income divided by average common shareholders’ equity, which is total shareholders’ equity excluding preferred shares and limited recourse capital notes.
●	Efficiency ratio – adjusted non-interest expenses divided by total revenue.
●	Operating leverage – growth rate of total revenue less growth rate of adjusted non-interest expenses.

Supplementary financial measures are measures that do not have definitions prescribed by GAAP, but do not meet the definition of a non-GAAP financial measure or ratio. Our supplementary financial measures include:

●	Return on assets – annualized common shareholders’ net income divided by average total assets.
●	Net interest margin – annualized net interest income divided by average total assets.
●	Return on common shareholders’ equity – annualized common shareholders’ net income divided by average common shareholders’ equity.
●	Write-offs as a percentage of average loans – annualized write-offs divided by average total loans.
●	Book value per common share – total common shareholders’ equity divided by total common shares outstanding.
●	Franchise deposits (formerly referred to as branch-raised deposits) – total deposits excluding broker term and capital market deposits.
●	Provision for credit losses on total loans as a percentage of average loans – annualized provision for credit losses on loans, committed but undrawn credit exposures and letters of credit divided by average total loans. Provisions for credit losses related to debt securities measured at fair value through other comprehensive income (FVOCI) and other financial assets are excluded.
●	Provision for credit losses on impaired loans as a percentage of average loans – annualized provision for credit losses on impaired loans divided by average total loans.
●	Provision for credit losses on performing loans as a percentage of average loans – annualized provision for credit losses on performing loans (Stage 1 and 2) divided by average total loans.
●	Average balances – average daily balances.

CWB 2024 Second Quarter Report	6

Management’s Discussion and Analysis

Outlook

Economic Conditions

Growth of the Canadian economy was muted through the first half of fiscal 2024 but is anticipated to gradually strengthen in the back half of the year. Elevated interest rates continue to slow consumer spending and lower demand for credit. The Bank of Canada expects inflation to continue to gradually decline and ultimately return to their target level in fiscal 2025.

On the assumption that inflation continues to gradually decline, we expect policy interest rate reductions in the latter part of the year.

Annual 2024 Financial Performance Expectations

Annual Metric	Fiscal 2024 full year expectations
Loan growth	Approximately 3%
Franchise deposits growth	Approximately 2%
Operating Leverage	Positive
Adjusted earnings per common share	$3.50 to $3.60

Our teams remain focused on executing our strategy and we anticipate additional momentum within our risk-adjusted pricing criteria in the second half of the year, with expected annual loan growth of approximately 3% within our disciplined risk appetite. The timing of loan growth is later in the year than we previously anticipated, which has reduced our outlook for revenue for the remainder of the year.

We continued the initial launch of our new commercial digital and cash management platform this quarter through a phased roll out to existing customers to prepare for a broader launch. We expect growth of franchise deposits to increase once we begin onboarding our pipeline of new cash management clients onto the platform later this year. On an annual basis, we expect to deliver franchise deposit growth of approximately 2%.

Net interest margin is expected to grow in the second half of the year as we benefit from anticipated loan growth targeted to optimize risk-adjusted returns.

We will continue to carefully monitor and manage our expenditures while making targeted increases in our customer focused staffing complement to support our expectations of increased loan growth in the second half of the year and into fiscal 2025. We continue to expect positive operating leverage on a full year basis, but expect negative operating leverage in the third quarter, as we will benefit from the revenue produced by our expected acceleration of loan growth in future periods.

The sustained impact of higher interest rates coupled with the current economic environment is expected to continue to result in elevated borrower default rates and impaired loan formations over the remainder of the year. Consistent with our experience in prior periods of economic volatility, our prudent lending approach supports our continued expectation that our provision for credit losses will remain within our historical normal range of 18 to 23 basis points on an annual basis. We expect to be on the higher end of our normal range reflecting the provision for credit losses recognized in the first half of the year.

Based on the outcome of the economic and financial assumptions described above and presuming no significant adverse shift in the macroeconomic environment, we now expect adjusted earnings per common share in a range of $3.50 to $3.60 on an annual basis.

CWB 2024 Second Quarter Report	7

Management’s Discussion and Analysis

Financial Performance

Net Income and Profitability Ratios

Q2 2024 vs. Q2 2023

Common shareholders’ net income of $76 million and diluted earnings per common share of $0.79 both increased 8% compared to the same quarter last year. Adjusted common shareholders’ net income of $78 million and adjusted earnings per common share of $0.81 both increased 9%. Pre-tax, pre-provision income of $137 million was up 15%. Total revenue increased 8%, primarily due to a 7% increase in non-interest income and an 8% increase in net interest income, which was driven by a 14 basis point increase in net interest margin. Non-interest expenses were up 2%. The provision for credit losses on total loans as a percentage of average loans represented 26 basis points this quarter and was 14 basis points higher than the same quarter last year. A 24 basis point impaired loan provision was slightly above our historical normal experience, while the 12 basis point provision last year was significantly below.

Q2 2024 vs. Q1 2024

On a sequential basis common shareholders’ net income and diluted earnings per common share both decreased 13%. Pre-tax, pre-provision income decreased 7%. Total revenue decreased 1% as a 17% increase in non-interest income was more than offset by a 4% decrease in net interest income, primarily due to two fewer interest-earning days and a decline in total average interest-bearing assets. Higher non-interest income was primarily due to the combined impacts of higher foreign exchange income and higher wealth management fees. Non-interest expenses were up 4%. The provision for credit losses on total loans as a percentage of average loans was seven basis points higher than last quarter, reflecting a five basis point increase in the impaired loan provision and a two basis point increase in the performing loan provision.

YTD 2024 vs. YTD 2023

Common shareholders’ net income of $164 million remained consistent with the prior year, while diluted earnings per common share of $1.70 and adjusted earnings per common share of $1.74 were both down 1%. Pre-tax, pre-provision income of $284 million increased 15%. Total revenue grew 7%, reflective of an 8% increase in net interest income and a 4% increase in non-interest income. Non-interest expenses were up 1%. The total provision for credit losses as a percentage of average loans of 22 basis points was 21 basis points higher than the prior year, due to a 22 basis point increase in the impaired loan provision, partially offset by a one basis point decrease in the performing loan provision. The prior year impaired loan provision represented a one basis point recovery, primarily due to the reversal of a previously impaired loan write-off recognized in the first quarter last year.

ROE and ROA

ROE of 8.7% and adjusted ROE of 8.9% were consistent with the same quarter last year, as higher common shareholders’ net income was offset by higher average common shareholders’ equity.

Compared to last quarter, ROE and adjusted ROE both decreased 120 basis points, respectively, driven by lower common shareholders’ net income and higher average common shareholders’ equity.

On a year-to-date basis, ROE of 9.3% and adjusted ROE of 9.5% declined 80 basis points and 90 basis points, respectively, primarily due to an increase in average common shareholder’s equity.

The second quarter return on assets (ROA) of 0.74% was five basis points higher than the same quarter last year, reflecting higher common shareholders’ net income, partially offset by higher average assets. Compared to the prior quarter, ROA decreased eight basis points as lower common shareholders’ net income was partially offset by lower average assets. On a year-to-date basis ROA of 0.78% was two basis points lower than last year due to an increase in average assets.

CWB 2024 Second Quarter Report	8

Management’s Discussion and Analysis

Total Revenue

Second quarter total revenue of $286 million increased 8% from the same quarter last year and declined 1% compared to the prior quarter. On a year-to-date basis, total revenue of $576 million increased 7% from last year.

Net Interest Income

Q2 2024 vs. Q2 2023, YTD 2024 vs. YTD 2023

Net interest income of $250 million increased 8% compared to the same quarter last year primarily due to the benefit of a 14 basis point increase in net interest margin and one additional interest earning day. On a year-to-date basis, net interest income of $509 million increased 8% from the prior year primarily due to an 11 basis point increase in net interest margin. The increase in net interest margin in both periods primarily reflected the benefit of increased yields on fixed term assets from higher market interest rates, which had a larger impact than the increase in deposit costs.

Q2 2024 vs. Q1 2024

Net interest income decreased 4% sequentially, primarily reflecting two fewer interest-earnings days and a decline in average interest-bearing assets. Net interest margin of 2.40% was consistent with the prior quarter as we benefitted from an increase in fixed term asset yields which exceeded the increase in deposit costs and from lower average liquidity. These benefits were offset by the impact from the $250 million subordinated debentures issued late in the first quarter to replace the Series F Non-Viability Contingent Capital (NVCC) subordinated debentures, which will be redeemed in the third quarter.

Non-interest Income

Q2 2024 vs. Q2 2023

Non-interest income of $36 million increased 7% compared to the same quarter last year, primarily due to higher wealth management fees.

Q2 2024 vs. Q1 2024

Non-interest income increased 17% sequentially, primarily due to the combined impacts of higher foreign exchange income and higher wealth management fees.

YTD 2024 vs. YTD 2023

On a year-to-date basis, non-interest income of $67 million increased 4%, primarily due to higher wealth management, credit related and trust service fees, partially offset by a reduction in the fair value of our derivative contracts used to manage foreign exchange risk recognized in the first quarter of this year.

Non-interest Expenses

Q2 2024 vs. Q2 2023

Non-interest expenses of $152 million increased 2% compared to the same quarter last year, primarily due to higher expenses associated with the opening of our new Toronto financial district banking centre and the phased roll-out of our new commercial digital and cash management. Higher non-interest expenses were partially offset by lower people costs associated with a temporary reduction in our overall staffing levels following our reorganization activities.

Q2 2024 vs. Q1 2024

Non-interest expenses were up 4% sequentially, primarily driven by the seasonal increase in statutory employee benefits and the timing of continued investments in our strategic priorities.

YTD 2024 vs. YTD 2023

On a year-to-date basis, non-interest expenses of $298 million were up 1%, as the impact of our new Toronto financial district banking centre and new commercial digital and cash management platform and continued investment in our overall digital capabilities, were offset by lower people costs.

CWB 2024 Second Quarter Report	9

Management’s Discussion and Analysis

Efficiency ratio and operating leverage

Q2 2024 vs. Q2 2023, YTD 2024 vs. YTD 2023

Operating leverage was positive 5.9% this quarter, compared to negative 3.1% last year. Year-to-date operating leverage of positive 6.5% compared to negative 5.9% last year. The strong positive operating leverage in the current quarter and year-to-date reflects our efforts to contain staffing levels based on the lower loan growth delivered in the first half of the year. As a result, the second quarter efficiency ratio of 52.3% decreased from 55.3% in the same quarter last year and from 54.0% to 50.7% on a year-to-date basis.

Q2 2024 vs. Q1 2024

On a sequential basis, operating leverage declined 120 basis points, while our efficiency ratio increased 310 basis points, primarily reflecting lower revenue from two fewer interest-earning days and seasonally higher non-interest expenses.

Income Taxes

The second quarter effective tax rate of 24.7% was down 220 basis points from last year and 100 basis points from last quarter. On a year-to-date basis, the effective tax rate of 25.2% was down 80 basis points compared to the prior year. The lower effective tax rate was primarily due to the impacts of one-time adjustments arising from the completion of our 2023 tax filings this quarter. On a year-to-date basis, the lower effective tax rate was partially offset by the full year-to-date impact of the additional 1.5% of federal income tax associated with the enactment of Bill C-32, which received Royal Assent on December 15, 2022.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI), net of tax.

Q2 2024 vs. Q2 2023

Comprehensive income of $41 million was down $58 million from the prior year, reflective of a $65 million decrease in OCI, partially offset by a $6 million increase in net income. Lower OCI was primarily driven by fair value losses associated with our derivatives designated as cash flow hedges ($37 million) and our debt securities measured at fair value through other comprehensive income (FVOCI) ($29 million).

Q2 2024 vs. Q1 2024

Compared to the prior quarter, comprehensive income was down $125 million, reflective of a $114 million decrease in OCI and a $10 million decrease in net income. Lower OCI was primarily driven by fair value losses associated with our derivatives designated as cash flow hedges ($71 million) and our debt securities measured at FVOCI ($39 million).

YTD 2024 vs. YTD 2023

Year-to-date comprehensive income of $207 million was down $22 million, primarily due to a $21 million decrease in OCI. Lower OCI was primarily driven by fair value losses associated with our debt securities measured at FVOCI ($19 million) and our derivatives designated as cash flow hedges ($12 million).

CWB 2024 Second Quarter Report	10

Management’s Discussion and Analysis

Balance Sheet

Total assets of $42.0 billion were down 1% from last year and 2% from last quarter.

Cash and Securities

Our cash and securities portfolio is comprised of high-quality debt instruments and used exclusively for liquidity management purposes. Cash, securities and securities purchased under resale agreements totaled $3.9 billion, compared to $4.3 billion last year and $4.9 billion last quarter. Average balances of cash and securities for the three months ended April 30, 2024 were $4.4 billion, compared to $4.5 billion last year and $5.0 billion last quarter. Higher average liquidity in the prior quarter primarily reflected higher than expected franchise deposit growth, which normalized in the current quarter as expected.

Consistent with our risk appetite, we continue to maintain a prudent liquidity position and conservative investment profile. Our liquidity management is based on an internal stressed cash flow model, with the level of liquid assets driven primarily by the term structure of both assets and liabilities, and the liquidity structure of liabilities. The composition of our total liquid assets supports ongoing compliance with the OSFI Liquidity Adequacy Requirements (LAR) guideline and our own internal policies.

Net unrealized losses on cash and securities, before tax, recorded on the balance sheet totaled $39 million compared to $103 million last year and $30 million last quarter. Our securities are primarily comprised of debt securities issued or guaranteed by federal and provincial governments used exclusively for liquidity and interest rate management purposes. Fluctuations in the value of securities are generally attributed to changes in interest rates driven by movement in market credit spreads and shifts in the interest rate curve. The elevated net unrealized losses on cash and securities in the prior year were primarily driven by a significant and rapid increase in market interest rates in the prior year. During the quarter and in line with our liquidity management strategies and risk appetite, we realized nominal net gains and losses on security sales, consistent with last year and last quarter.

Loans

Total loans, excluding the allowance for credit losses, of $37.2 billion were consistent with last year and increased 1% ($0.2 billion) from last quarter. Our second quarter loan growth reflected our continued focus on optimizing risk-adjusted returns in the current economic environment.

		% of total as			Change from
(unaudited)	April 30	at April 30	January 31	April 30	April 30
(millions)	2024	2024	2024	2023	2023

General commercial loans	$13,943	38%	$13,716	$13,209	6%
Personal loans and mortgages	7,059	19	7,154	7,215	(2)
Commercial mortgages	6,818	18	6,886	7,488	(9)
Equipment financing and leasing	5,770	16	5,685	5,615	3
Real estate project loans	3,029	8	3,002	3,228	(6)
Oil and gas production loans	555	1	499	396	40
Total loans outstanding(1)	$37,174	100%	$36,942	$37,151	-%

(1)	Total loans outstanding by lending sector exclude the allowance for credit losses.

Q2 2024 vs. Q2 2023

General commercial loans grew 6% on an annual basis, reflecting strong nationwide growth in our strategically targeted lending portfolio.

Personal loans and mortgages declined 2% compared to the prior year as strong new lending volumes in our broker originated uninsured mortgage portfolio, with prudent loan-to-values, were more than offset by scheduled paydowns and payouts and a decline in our participation in the National Housing Act Mortgage Backed Securities (NHA MBS) program.

Our commercial mortgage portfolio declined 9% with new origination volume more than offset by scheduled repayments and loan payouts, as fewer new lending opportunities met our risk-adjusted return expectations.

Our equipment financing and leasing portfolio increased 3%, with new origination volume dampened by continued high levels of market competition for high quality borrowers in the current economic environment.

Real estate project loans decreased 6% as a lower than usual volume of new project starts from top-tier borrowers was more than offset by payouts associated with project completions, primarily in Alberta.

CWB 2024 Second Quarter Report	11

Management’s Discussion and Analysis

Oil and gas production loans were up $159 million primarily due to participation in syndicated facilities that remain within our risk appetite. Our exposures to oil and gas service and production businesses each represent approximately 2% of total loans.

Q2 2024 vs. Q1 2024

Growth in the quarter was led by our strategically targeted general commercial portfolio, which increased 2%.

Personal loans and mortgages declined 1% as new origination volumes were more than offset by scheduled paydowns and payouts and a decline in our participation in the NHA MBS program.

Our commercial mortgage portfolio declined 1%, as new lending opportunities that met our risk-adjusted return expectations were more than offset by scheduled repayments.

Our equipment financing and leasing portfolio increased 1%, primarily in BC and Ontario.

Real estate project loans increased 1%, as new project starts, mostly in BC, were partially offset by payouts in the current quarter associated with the timing of project completions, primarily in Alberta.

Oil and gas production loans were up $56 million primarily due to participation in syndicated facilities that remain within our risk appetite.

Geographic diversification

		% of total as			Change from
(unaudited)	April 30	at April 30	January 31	April 30	April 30
(millions)	2024	2024	2024	2023	2023

British Columbia	$12,181	33%	$11,963	$12,148	-%
Alberta	10,874	29	10,937	11,168	(3)
Ontario	9,379	25	9,405	9,287	1
Saskatchewan	1,519	4	1,531	1,550	(2)
Quebec	1,356	4	1,318	1,265	7
Manitoba	1,028	3	1,013	1,042	(1)
Other	837	2	775	691	21
Total loans outstanding(1)	$37,174	100%	$36,942	$37,151	-%

(1)	Total loans outstanding by geographic region exclude the allowance for credit losses.

Q2 2024 vs. Q2 2023

Ontario loan growth of 1% was driven primarily by growth in our general commercial portfolio, supported by our Markham and Mississauga banking centres. Alberta loans declined 3% as growth in general commercial loans was more than offset by lower commercial mortgages and real estate project loans. BC loans remained consistent with the prior year as growth in general commercial and real estate project loans, were offset by a decline in commercial mortgages. Quebec loans increased 7% driven by strong growth in the general commercial and equipment financing portfolios.

Q2 2024 vs. Q1 2024

Strong loan growth of 2% in BC was driven primarily by real estate project loans and our strategically targeted general commercial portfolio. All other provinces remained relatively consistent with the prior quarter as growth in general commercial and oil and gas production loans was offset by a decline in commercial mortgages, personal loans and mortgages and real estate project loans. Excluding the decline in personal loans and mortgages, Ontario loans increased $52 million, supported by our Markham, Mississauga and Toronto financial district banking centres.

CWB 2024 Second Quarter Report	12

Management’s Discussion and Analysis

Credit Quality

Credit quality continues to be supported by the secured nature of our lending portfolio, disciplined underwriting practices and proactive loan management.

Gross impaired loans

The level of gross impaired loans fluctuates as loans become impaired and are subsequently resolved and does not directly reflect the dollar value of expected write-offs given tangible security held in support of lending exposures. Gross impaired loans totaled $357 million, up from $253 million last year and $317 million last quarter.

	For the three months ended			Change from
(unaudited)	April 30	January 31	April 30	April 30
(thousands)	2024	2024	2023	2023

Gross impaired loans, beginning of period	$316,944	$265,976	$273,678	16%
New formations	90,415	114,849	104,112	(13)
Reductions, impaired accounts paid down or returned to performing status	(37,978)	(47,453)	(113,514)	(67)
Write-offs	(12,113)	(16,428)	(11,563)	5
Total(1)	$357,268	$316,944	$252,713	41%

Balance of the ten largest impaired accounts	148,451	151,720	127,718	16%
Total number of accounts classified as impaired(2)	317	271	249	27
Gross impaired loans as a percentage of gross loans	0.96%	0.86%	0.68%	28	bp

(1)	Gross impaired loans include foreclosed assets held for sale with a carrying value of $6,029 (January 31, 2024 - $5,342; October 31, 2023 - $2,712). We pursue timely realization of foreclosed assets and do not use the assets for our own operations.

(2)	Total number of accounts excludes CWB National Leasing.

bp – basis point

Gross impaired loans represented 0.96% of gross loans, up from 0.68% last year and up from 0.86% last quarter. The increase in gross impaired loans was driven by new formations of impaired loans of $90 million this quarter, reflecting the impact of sustained higher interest rates and overall economic conditions. Our strong credit risk management framework, including well-established underwriting standards, the secured nature of our lending portfolio with conservative loan-to-value ratios, and proactive approach to working with clients through difficult periods continues to be an effective approach to minimize realized losses on the resolution of impaired loans. This is demonstrated by our history of low write-offs as a percentage of total loans, including through past periods of economic volatility.

Allowance for credit losses

As at April 30, 2024, the total allowance for credit losses (Stages 1, 2 and 3) was $191 million, compared to $171 million last year and $178 million last quarter. Further information related to our total allowance for credit losses is provided in Note 4 of the interim consolidated financial statements for the period ended April 30, 2024.

				Change from
(unaudited)	April 30	January 31	April 30	April 30
(thousands)	2024	2024	2023	2023

Performing (Stage 1 and 2)
Loans	$131,613	130,136	$119,382	10%
Committed but undrawn credit exposures and letters of credit	3,030	2,518	4,292	(29)
	134,643	132,654	123,674	9
Impaired loans (Stage 3)	56,424	45,591	46,850	20
Total	$191,067	$178,245	$170,524	12%

Performing loan allowance

The performing loan allowance is estimated based on 12-month expected credit losses for Stage 1, while loans in Stage 2 require the recognition of lifetime expected credit losses. The proportion of performing loans in Stage 2 at the end of the current quarter was 13%, compared to 14% last year and consistent with last quarter.

The performing loan allowance increased $11 million (9%) from the prior year and reflected a continued weakening of the economy over the past year. Compared to the prior quarter the performing loan allowance increased $2 million (2%), primarily reflecting a marginal deterioration in our macroeconomic forecast and a larger loan balance.

Key economic variables incorporated into our ECL models are inherently prone to volatility on a forward-looking basis. Hindsight cannot be used, so while evolving macroeconomic assumptions may result in future forecasts that differ from those used in the ECL estimation as at April 30, 2024, those changes will be reflected in future periods.

CWB 2024 Second Quarter Report	13

Management’s Discussion and Analysis

In estimating the performing loan allowance, where required we supplement our modeled ECL to reflect expert credit judgements. These expert credit judgements incorporate the estimated impacts of factors that are not fully captured through our modeled ECL.

Impaired loan allowance

The current period allowance for impaired loans (Stage 3) was $56 million, compared to $47 million last year and $46 million last quarter. To determine allowances for impaired loans, we establish estimates through detailed analysis of both the overall quality and ultimate marketability of the security held against each impaired account on a case-by-case basis.

Provision for credit losses

The current quarter provision for credit losses on total loans as a percentage of average loans was 26 basis points, compared to 12 basis points last year and 19 basis points last quarter.

	For the three months ended			Change from		For the six months ended		Change from
(unaudited) (as a % of average loans)	April 30 2024	January 31 2024	April 30 2023	April 30 2023		April 30 2024	April 30 2023	April 30 2023
Provision for (recovery of) credit losses
Performing loans	0.02%	-%	-%	2	bp	0.01%	0.02%	(1	)bp
Impaired loans	0.24	0.19	0.12	12		0.21	(0.01)	22
Total	0.26	0.19	0.12	14		0.22	0.01	21

Write-offs	0.13	0.18	0.13	-		0.16	0.08	8

bp – basis point

The impaired loan provision for credit losses in the second quarter was $21 million, compared to $10 million last year and $17 million last quarter. The current quarter impaired loan provision for credit losses represented 24 basis points as a percentage of average loans, slightly above our normal historical experience. On a year-to-date basis, the prior year impaired loan provision represented a one basis point recovery, primarily due to the reversal of a previously impaired loan write-off recognized in the first quarter last year.

The performing loan provision for credit losses was $2 million compared to nil in the prior year and $1 million last quarter. For further details on the estimation of the performing loan allowance, see the Performing loan allowance section.

Deposits and Funding

Total deposits were down $0.5 billion from last year and $0.7 billion from last quarter. Franchise deposits were up 2% ($0.4 billion) from last year and down 2% ($0.4 billion) from last quarter.

(unaudited) (millions)	April 30 2024	January 31 2024	April 30 2023	Change from April 30 2023
Deposits by source and type
Franchise deposits
Demand and notice	$13,383	$13,997	$13,988	(4)%
Term	7,480	7,255	6,391	17
	20,863	21,252	20,379	2
Broker term	8,797	9,090	8,982	(2)
Capital markets	3,146	3,146	3,895	(19)
Total deposits	$32,806	$33,488	$33,256	(1)%

Q2 2024 vs. Q2 2023

Franchise deposits increased 2% on an annual basis, reflective of a 17% increase in term deposits, partially offset by a 4% decline in demand and notice deposits. Lower demand and notice deposits primarily reflected a reduction in existing customer account balances as clients deployed excess savings over the past year. For clients that retained excess savings, we noted a continued preference for term deposits in the current interest rate environment.

Capital market deposits decreased by 19% from last year as several senior deposit note maturities were replaced with broker-sourced term deposits due to lower relative costs. Capital market deposits now represent 10% of total deposits, compared to 12% last quarter.

CWB 2024 Second Quarter Report	14

Management’s Discussion and Analysis

Growth of franchise deposits resulted in a 2% decline in broker-sourced deposits, which represent 27% of total deposits, consistent with last year. While our preference is to raise relationship-based franchise deposits, the broker deposit market continues to be a deep and efficient source to raise insured fixed term retail deposits and has proven to be a reliable and effective way to access funding and liquidity over a wide geographic base. At times broker-sourced deposits also reflect a lower relative cost compared to other funding options. We raise only fixed term broker deposits, with terms to maturity between one and five years.

Q2 2024 vs. Q1 2024

Franchise deposits decreased 2% sequentially, as a 3% increase in term deposits were more than offset by a 4% decrease in demand and notice deposits. Lower demand and notice deposits primarily reflected a reduction in existing customer account balances as clients continue to deploy excess savings. For clients that retained excess savings, we noted a continued preference for term deposits in the current interest rate environment.

As a percentage of total deposits, capital market deposits increased to 10% compared to 9% last quarter and broker deposits remained consistent with last quarter at 27%.

Securitization

Securitized leases, loans and mortgages are reported on-balance sheet with total loans. The gross amount of securitized leases and loans recorded on the balance sheet as at April 30, 2024 was $2.1 billion, consistent with last year and down from $2.2 billion last quarter. The gross amount of mortgages securitized under the National Housing Act Mortgage Backed Securities (NHA MBS) program was $1.2 billion, down from $1.4 billion last year and $1.3 billion last quarter. Year-to-date funding from the securitization of leases, loans and mortgages was $391 million, down from $539 million last year.

Securitization funding of $3.2 billion, recorded as debt on our balance sheet, decreased 5% from last year and 2% from last quarter.

Other Assets and Other Liabilities

Other assets totaled $1.0 billion as at April 30, 2024 and were relatively consistent with last year and last quarter.

Other liabilities totaled $1.1 billion as at April 30, 2024, compared to $1.2 billion last year and consistent with last quarter. The decrease from last year primarily reflects lower securities sold under repurchase agreements, partially offset by an increase in the liability recognized for unfavourable derivative contracts used for interest rate risk management purposes.

Interest Rate Sensitivity

The following table outlines the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on our economic value of equity (EVE) and net interest income (NII). EVE reflects the present value of future cash flows of our assets less the present value of future cash flows of our liabilities on a pre-tax basis.

	April 30, 2024		January 31, 2024		April 30, 2023
	EVE	NII	EVE	NII	EVE	NII
Before-tax impact associated with:	Sensitivity	Sensitivity(1)	Sensitivity	Sensitivity(1)	Sensitivity	Sensitivity(1)
100 basis point increase in rates	$(85,295)	$(6,736)	$(83,834)	$(8,003)	$(19,365)	$8,829
100 basis point decrease in rates	$81,232	$5,025	$79,749	$5,713	$10,084	$(8,246)

(1)	Represents the 12-month NII exposure to an immediate and sustained shock in rates.

In addition, a one-percentage point increase in interest rates would decrease OCI by $124,930 (January 31, 2024 – $130,507, April 30, 2023 – $69,968), net of tax and a one-percentage point decrease in interest rates would increase OCI by $129,928 (January 31, 2024 – $135,692, April 30, 2023 – $72,245), net of tax.

The change in EVE and NII sensitivity over the quarter primarily reflects lower fixed rate securities and lower floating interest rate deposits. Both economic value sensitivity and earnings sensitivity remained within limits established by the Board of Directors.

CWB 2024 Second Quarter Report	15

Management’s Discussion and Analysis

The interest rate sensitivities are based on a number of assumptions and factors, which include: a constant structure in the interest sensitive asset and liability portfolios; interest rate changes affecting interest sensitive assets and liabilities by proportionally the same amount, except floor levels for various deposit liabilities and certain floating rate loans, and applied at the appropriate repricing dates; application of behavioural assumptions to indeterminate assets and liabilities; and no early redemptions.

The impact on earnings from changes in market interest rates will also depend on both the magnitude of and speed with which interest rates change, as well as the size and maturity structure of the cumulative interest rate gap position and the management of those positions over time.

We maintain an asset liability structure and interest rate sensitivity within our established policies through pricing and product initiatives, as well as the use of interest rate swaps and other appropriate strategies.

Note 12 of the interim consolidated financial statements for the period ended April 30, 2024, provides the static gap position at April 30, 2024 for select time intervals.

Off-Balance Sheet

Wealth management assets under management and administration of $8.8 billion as at April 30, 2024 increased 8% compared to last year and 2% compared to last quarter. Compared to last year and last quarter, the increase is primarily driven by higher market value of underlying assets. Indigenous Services assets under advisement of $2.4 billion as at April 30, 2024, increased 8% compared to last year and 2% compared to last quarter and primarily reflected higher market value of underlying assets.

Other assets under administration totaled $17.6 billion at quarter end, up from $15.1 billion last year and $16.7 billion last quarter. The increase from last year and last quarter reflects the combined impact of new and existing client growth in CWB Trust Services and an increase in the market value of underlying assets.

Other off-balance sheet items are comprised of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and contractual purchase obligations. We do not utilize, nor do we have exposure to, collateralized debt obligations or credit default swaps.

Capital Management

OSFI requires Canadian financial institutions to manage and report regulatory capital in accordance with the Basel Ill capital management framework. We currently report regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, which requires us to carry significantly more capital for certain of our credit exposures compared to requirements under the AIRB methodology. For this reason, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks and other financial institutions that utilize the AIRB methodology. Our required minimum regulatory capital ratios, including a 250 basis point capital conservation buffer, are 7.0% common equity Tier 1 (CET1), 8.5% Tier 1 and 10.5% Total capital.

Subordinated debentures

On January 29, 2024, we issued $250 million of NVCC subordinated debentures, which qualify as Tier 2 regulatory capital. The subordinated debentures have a fixed annual interest rate of 5.949% until January 29, 2029. Thereafter, the rate will be set quarterly at the daily Canadian Overnight Repo Rate (CORRA) plus 273 basis points until maturity on January 29, 2034. This issuance will replace the Series F NVCC subordinated debentures, which are scheduled to be redeemed in the third quarter of this year. Further information is provided in Note 7 of the interim consolidated financial statements for the period ended April 30, 2024.

Regulatory Capital and Capital Adequacy Ratios

(unaudited) (millions)	April 30 2024	January 31 2024	April 30 2023
Regulatory capital
CET1 capital before deductions	$3,623	$3,585	$3,373
Net CET1 deductions	(334)	(337)	(323)
CET1 capital	3,289	3,248	3,050
Tier 1 capital	3,864	3,823	3,625
Total capital	4,771	4,728	4,272
Risk-weighted assets	$32,714	$32,382	$32,676
Capital adequacy ratios
CET1	10.1%	10.0%	9.3%
Tier 1	11.8	11.8	11.1
Total	14.6	14.6	13.1
Leverage	8.9	8.7	8.3

CWB 2024 Second Quarter Report	16

Management’s Discussion and Analysis

Changes in Capital Ratios

The CET1 capital ratio of 10.1% increased 80 basis points from last year and 10 basis points from last quarter. Compared to the prior year, the increase in CET1 capital ratio primarily reflected retained earnings growth and a reduction in accumulated other comprehensive losses associated with an increase in the fair value of debt securities measured at FVOCI. Compared to the prior quarter a higher CET1 capital ratio reflected retained earnings growth, partially offset by an increase in risk-weighted assets and higher accumulated other comprehensive losses associated with a decrease in the fair value of debt securities measured at FVOCI.

The Tier 1 capital ratio of 11.8% increased 70 basis points from last year and was consistent with last quarter, primarily due to the proportional impact of the same factors noted above.

The total capital ratio of 14.6% increased 150 basis points from last year and was consistent with last quarter. In comparison to last year the increase reflected an approximately 75 basis point increase associated with the January 2024 issuance of $250 million NVCC subordinated debentures which qualify as Tier 2 regulatory capital. The remaining difference reflects the proportional impact of the factors noted above.

ATM Program

No common shares were issued under the ATM program in the quarter.

Our ATM program allows the periodic issuance up to a total of $150 million of common shares, at our discretion and if needed, at the prevailing market price, under a prospectus supplement to the CWB short-form base shelf prospectus, which expires on July 1, 2024. Under the existing ATM program, we have issued 4,501,766 common shares for gross proceeds of $111 million, or net proceeds of $109 million after commissions and other issuance costs.

	For the three months ended		For the six months ended
(unaudited) (thousands, except per share amounts)	April 30, 2024	April 30, 2023	April 30, 2024	April 30, 2023
Common shares issued	-	-	-	1,835
Average price per share	$-	$-	$-	$24.53
Gross proceeds	-	-	-	44,998
Net proceeds(1)	-	-	-	44,253

(1)	Gross proceeds less sales commissions and other issuance costs.

Dividends and LRCN Distributions

Common shareholders received a quarterly cash dividend of $0.34 per common share on March 21, 2024. On May 30, 2024, our Board of Directors declared a cash dividend of $0.35 per common share, payable on June 20, 2024 to shareholders of record on June 6, 2024. This quarterly dividend is up two cents, or 6%, from the dividend declared last year and one cent, or 3%, from last quarter.

Preferred shareholders received a quarterly cash dividend of $0.2688125 per Series 5 and $0.375 per Series 9 preferred shares on April 30, 2024. Effective May 1, 2024, we reset the annual dividend rate for Series 5 and Series 9 preferred shares to 6.371% and 7.761%, respectively. The new annual dividend rates reflect the five-year Government of Canada Bond Yield as at April 1, 2024 plus 276 basis points for Series 5 preferred shares and 404 basis points for Series 9 preferred shares. On May 30, 2024, the Board of Directors declared cash dividends of $0.3981875 per Series 5 and $0.4781875 per Series 9 preferred shares, reflecting the new effective quarterly dividend rates, all payable on July 31, 2024 to shareholders of record on July 24, 2024.

On April 30, 2024, Series 1 NVCC Limited Recourse Capital Notes (LRCN) note holders received a semi-annual coupon payment of $30 per $1,000 principal amount of notes outstanding (Q2 2023 – $30), reflecting a total coupon payment of $5 million (Q2 2023 – $5 million), recorded in common shareholders’ net income on an after tax basis. On January 31, 2024, Series 2 NVCC LRCN note holders received a semi-annual coupon payment of $25 per $1,000 principal amount of notes outstanding, reflecting a total payment of $4 million.

Further information related to our capital position is provided in Note 15 of the audited consolidated financial statements for the year ended October 31, 2023 and Note 8 of the interim consolidated financial statements for the period ended January 31, 2024.

Book Value per Common Share

Book value per common share as at April 30, 2024 of $37.13 was up 6% from last year and relatively consistent with last quarter. The increase from last year primarily reflects retained earnings growth and lower accumulated other comprehensive losses related to FVOCI securities. Compared to last quarter, retained earnings growth was offset by higher accumulated other comprehensive losses related to our derivatives designated as cash flow hedges.

CWB 2024 Second Quarter Report	17

Management’s Discussion and Analysis

Significant Changes in Accounting Policies and Financial Statement Presentation

The interim consolidated financial statements for the periods ended April 30, 2024, were prepared using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2023. Additional discussion on future accounting standards that may impact CWB are included in Note 1 of the audited consolidated financial statements for the year ended October 31, 2023 and Note 2 of the interim consolidated financial statements for the periods ended April 30, 2024.

Controls and Procedures

There were no significant changes in our disclosure controls and procedures and internal controls over financial reporting that occurred during the periods ended April 30, 2024, that have materially affected, or are reasonably likely to materially affect, our disclosures of required information and internal controls over financial reporting. Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee’s recommendation, approved by the Board of Directors.

Third-party Credit Ratings

The following table summarizes our current credit ratings issued by DBRS Morningstar, as well as the corresponding rating agency outlook.

	Short-term instruments	long-term senior debt and long-term deposits	Subordinated debentures (NVCC)	Preferred shares (NVCC)	Limited recourse capital notes (NVCC)
Rating	Rl (low)	A (low)	BBB (low)	Pfd-3	BB (high)
Outlook	Stable	Stable	Stable	Stable	Stable

Credit ratings do not consider market price or address the suitability of any financial instrument for a particular investor and are not recommendations to purchase, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the rating organization.

Updated Share Information

At May 23, 2024, there were 96,544,880 common shares and 2,258,245 stock options outstanding. For additional information on share capital and stock options, see Notes 15 and 16 of the audited annual consolidated financial statements for the year ended October 31, 2023 and Notes 8 and 9 of the interim consolidated financial statements for the period ended April 30, 2024.

Dividend Reinvestment Plan

CWB common shares (TSX: CWB) and preferred shares (TSX: CWB.PR.B; CWB.PR.D) are deemed eligible by CWB to participate in CWB’s dividend reinvestment plan (the Plan). The Plan provides holders of eligible shares of CWB the opportunity to direct cash dividends toward the purchase of CWB common shares. Further details for the Plan are available on CWB’s website.

Summary of Quarterly Financial Information

	2024		2023				2022
(thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	$285,922	$289,991	$291,763	$283,506	$264,414	$272,891	$279,838	$271,712
Common shareholders’ net income	76,359	87,921	76,845	83,068	70,040	94,363	67,687	80,809
Pre-tax, pre-provision income	136,523	147,294	143,037	137,213	118,248	129,030	132,528	132,346
Earnings per common share
Basic	0.79	0.91	0.80	0.86	0.73	0.99	0.72	0.88
Diluted	0.79	0.91	0.80	0.86	0.73	0.99	0.72	0.88
Adjusted	0.81	0.93	0.94	0.88	0.74	1.02	0.88	0.90
Total assets (millions)	41,952	42,695	42,320	42,562	42,228	41,706	41,428	40,392

The financial results for each of the last eight quarters are summarized above. For additional details on variations between the prior quarters, refer to the Summary of Quarterly Results section of our annual MD&A for the years ended October 31, 2023 and 2022, and the individual quarterly reports to shareholders, which are available on SEDAR at www.sedarplus.ca and on our website at www.cwb.com.

CWB 2024 Second Quarter Report	18

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A), dated May 25, 2023, should be read in conjunction with the unaudited condensed interim consolidated financial statements of Canadian Western Bank (CWB) for the periods ended April 30, 2023, available on SEDAR at www.sedar.com and on CWB’s website at www.cwb.com.

The consolidated interim consolidated financial statements have been prepared under International Accounting Standard 34 Interim Financial Reporting in accordance with International Financial Reporting Standards (IFRS) and are presented in Canadian dollars.

Forward-looking Statements

From time to time, we make written and verbal forward-looking statements. Statements of this type are included in our Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as media releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about our objectives and strategies, targeted and expected financial results and the outlook for CWB’s businesses or for the Canadian economy. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may impact”, “goal”, “focus”, “potential”, “proposed” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations and conclusions will not prove to be accurate, that our assumptions may not be correct, and that our strategic goals will not be achieved.

A variety of factors, many of which are beyond our control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada, including housing market conditions, the volatility and level of liquidity in financial markets, fluctuations in interest rates and currency values, the volatility and level of various commodity prices, changes in monetary policy, changes in economic and political conditions, material changes to trade agreements, transition to the Advanced Internal Ratings Based (AIRB) approach for regulatory capital purposes, legislative and regulatory developments, legal developments, the level of competition, the occurrence of natural catastrophes, outbreaks of disease or illness that affect local, national or international economies, changes in accounting standards and policies, information technology and cyber risk, the accuracy and completeness of information we receive about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, the impact of bank failures or other adverse developments at other banks that drive negative investor and depositor sentiment regarding the stability and liquidity of banks, and our ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

Additional information about these factors can be found in the Risk Management section of our 2022 Annual MD&A. These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. Any forward-looking statements contained in this document represent our views as of the date hereof. Unless required by securities law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf. The forward-looking statements contained in this document are presented for the purpose of assisting readers in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian economy over the forecast horizon and how it will affect our business are material factors considered when setting organizational objectives and targets. In determining expectations for economic growth, we consider our own forecasts, economic data and forecasts provided by the Canadian government and its agencies, as well as certain private sector forecasts. These forecasts are subject to inherent risks and uncertainties that may be general or specific. Where relevant, material economic assumptions underlying forward-looking statements are disclosed within the Outlook and Allowance for Credit Losses sections of this MD&A and our 2022 Annual MD&A.

CWB 2023 Second Quarter Report	1

Management’s Discussion and Analysis

Non-GAAP Measures

We use a number of financial measures and ratios to assess our performance against strategic initiatives and operational benchmarks. Some of these financial measures and ratios do not have standardized meanings prescribed by Generally Accepted Accounting Principles (GAAP) and may not be comparable to similar measures presented by other financial institutions. Non- GAAP financial measures and ratios provide readers with an enhanced understanding of how we view our financial performance. These measures and ratios may also provide the ability to analyze trends related to profitability and the effectiveness of our operations and strategies, and are disclosed in compliance with National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure.

To calculate non-GAAP financial measures, we exclude certain items from our financial results prepared in accordance with IFRS. Adjustments relate to items which we believe are not indicative of underlying operating performance. Our non-GAAP financial measures include:

•	Adjusted non-interest expenses – total non-interest expenses, excluding pre-tax amortization of acquisition-related intangible assets, and acquisition and integration costs. Acquisition and integration costs include direct and incremental costs incurred as part of the execution and integration of business acquisitions.
•	Adjusted common shareholders’ net income – total common shareholders’ net income, excluding the amortization of acquisition-related intangible assets, and acquisition and integration costs, net of tax.
•	Pre-tax, pre-provision income – total revenue less adjusted non-interest expenses.

The following table provides a reconciliation of our non-GAAP financial measures to our reported financial results.

	For the three months ended			Change from	For the six months ended		Change from
(unaudited) (thousands)	April 30 2023	January 31 2023	April 30 2022	April 30 2022	April 30 2023	April 30 2022	April 30 2022
Non-interest expenses	$148,388	$147,217	$141,457	5%	$295,605	$272,864	8%
Adjustments (before tax):
Amortization of acquisition-related intangible assets	(2,032)	(2,981)	(2,557)	(21)	(5,013)	(5,098)	(2)
Acquisition and integration costs	(190)	(375)	(58)	228	(565)	(58)	874
Adjusted non-interest expenses	$146,166	$143,861	$138,842	5%	$290,027	$267,708	8%
Common shareholders’ net income
Adjustments (after-tax):	$70,040	$94,363	$74,164	(6)%	$164,403	$161,806	2%

Amortization of acquisition-related intangible assets(1)	1,500	2,446	1,913	(22)	3,946	3,814	3
Acquisition and integration costs(2)	143	281	44	225	424	44	864
Adjusted common shareholders’ net income	$71,683	$97,090	$76,121	(6)%	$168,773	$165,664	2%
Total revenue	$264,414	$272,891	$258,761	2%	$537,305	$524,737	2%
Less:
Adjusted non-interest expenses (see above)	146,166	143,861	138,842	5	290,027	267,708	8
Pre-tax, pre-provision income	$118,248	$129,030	$119,919	(1)%	$247,278	$257,029	(4)%

(1)	Net of income tax of $532 for the three months ended April 30, 2023 (Q1 2023 – $535, Q2 2022 – $644) and $1,067 for the six months ended April 30, 2023 (Q2 2022 – $1,284).

(2)	Net of income tax of $47 for the three months ended April 30, 2023 (Q1 2023 – $94, Q2 2022 – $14) and $141 for the six months ended April 30, 2023 (Q2 2022 – $14).

Non-GAAP ratios are calculated using the non-GAAP financial measures defined above. Our non-GAAP ratios include:

•	Adjusted earnings per common share – diluted earnings per common share calculated with adjusted common shareholders’ net income.
•	Adjusted return on common shareholders’ equity – annualized adjusted common shareholders’ net income divided by average common shareholders’ equity, which is total shareholders’ equity excluding preferred shares and limited recourse capital notes.
•	Efficiency ratio – adjusted non-interest expenses divided by total revenue.
•	Operating leverage – growth rate of total revenue less growth rate of adjusted non-interest expenses.

Supplementary financial measures are measures that do not have definitions prescribed by GAAP, but do not meet the definition of a non-GAAP financial measure or ratio. Our supplementary financial measures include:

•	Return on assets – annualized common shareholders’ net income divided by average total assets.
•	Net interest margin – annualized net interest income divided by average total assets.
•	Return on common shareholders’ equity – annualized common shareholders’ net income divided by average common shareholders’ equity.
•	Write-offs as a percentage of average loans – annualized write-offs divided by average total loans.
•	Book value per common share – total common shareholders’ equity divided by total common shares outstanding.
•	Branch-raised deposits – total deposits excluding broker term and capital market deposits.
•	Provision for credit losses on total loans as a percentage of average loans – annualized provision for credit losses on loans, committed but undrawn credit exposures and letters of credit divided by average total loans. Provisions for credit losses related to debt securities measured at fair value through other comprehensive income (FVOCI) and other financial assets are excluded.
•	Provision for credit losses on impaired loans as a percentage of average loans – annualized provision for credit losses on impaired loans divided by average total loans.
•	Provision for credit losses on performing loans as a percentage of average loans – annualized provision for credit losses on performing loans (Stage 1 and 2) divided by average total loans.
•	Average balances – average daily balances.

CWB 2023 Second Quarter Report	2

Management’s Discussion and Analysis

Outlook

Economic Conditions

As elevated interest rates continue to work their way through the Canadian economy, economic growth is expected to be weak through the remainder of the year. The significant disruption in the Global banking industry this quarter added incremental volatility to economic and financial market conditions.

While policy interest rates remained stable this quarter, the Bank of Canada reiterated its commitment to lowering inflation to their 2% target level and signalled that they are prepared to implement additional policy interest rate increases if required. We expect that interest rates will remain elevated through the remainder of the year and expect the Bank of Canada will continue on its path of quantitative tightening.

Annual 2023 Financial Performance Expectations

Annual Metric	Current fiscal 2023 expectations
Loan growth	Mid single-digit percentage growth
Branch-raised deposits growth	Low single-digit percentage growth
Pre-tax, pre-provision income growth	Low to mid single-digit percentage growth
Efficiency ratio	Approximately 51%
Adjusted EPS	Approximately $3.50 to $3.60
Adjusted ROE	10% to 11%

Our teams remain focused on full-service client growth opportunities within our strict underwriting and risk-adjusted pricing criteria. Based on our assessment of market pricing relative to risk and considering the expected economic conditions described above, we now expect mid single-digit annual percentage loan growth for fiscal 2023 within our disciplined risk appetite.

Branch-raised deposit growth accelerated through the quarter and we anticipate this positive trend to continue. We expect mid single-digit percentage growth of branch-raised deposits for the remainder of the year, which will result in low single-digit percentage growth on an annual basis for fiscal 2023.

We continue to expect that net interest margin will expand in the second half of the year, albeit at a slower pace than previously anticipated, primarily due to higher funding costs. We will continue to drive growth in our risk- adjusted loan yields to deliver stronger net interest margin performance in the second half of fiscal 2023.

We will prudently manage our expenditures to reflect lower expectations for loan growth and remain positioned to deliver positive operating leverage through the second half of this year.

We continue to expect that our provision for credit losses will increase in the second half of this year but remain within our normal historical range of 18 to 23 basis points reflecting the secured nature of our loan portfolio.

The outcome of the assumptions above is expected to drive continued moderate growth of our CET1 ratio from its current level, which we believe is appropriate based on the potential volatility in economic conditions, and provides capacity to support future accelerated growth when prudent.

Annual adjusted earnings per share for fiscal 2023 is projected to finish the year in a range of approximately $3.50 to $3.60 and adjusted ROE is expected to finish within our financial scorecard range of 10% to 11%, based on the assumptions described above.

CWB 2023 Second Quarter Report	3

Management’s Discussion and Analysis

Financial Performance

Net Income and Profitability Ratios

Q2 2023 vs. Q1 2023

Common shareholders’ net income of $70 million and adjusted common shareholders’ net income of $72 million both decreased 26%, sequentially. Diluted earnings per common share of $0.73 and adjusted earnings per common share of $0.74 decreased 26% and 27%, respectively. Pre-tax, pre-provision income of $118 million decreased 8%. Total revenue decreased 3%, as an 11% increase in non-interest income was more than offset by a 5% decrease in net interest income, primarily due to three fewer interest-earning days and a six basis point decline in net interest margin. Non-interest expenses were well-contained and up 1% from last quarter. The provision for credit losses on total loans as a percentage of average loans represented 12 basis points this quarter and was 21 basis points higher than last quarter. The impaired loan provision of 12 basis points remained below our historical five-year average of 19 basis points, but increased 24 basis points from the net recovery of 12 basis points last quarter. The previous quarter impaired loan provision included the impact of the reversal of a previously recognized impaired loan write-off. A nil performing loan provision in the quarter was three basis points lower than last quarter. No common shares were issued under the ATM program this quarter.

Q2 2023 vs. Q2 2022

Compared to the same quarter last year, common shareholders’ net income and adjusted common shareholders’ net income both decreased 6%. Diluted earnings per common share and adjusted earnings per common share were down 11% and 12%, respectively. Pre-tax, pre-provision income was down 1%. Total revenue was up 2%, primarily due to a 2% increase in net interest income and a 4% increase in non-interest income. Non-interest expenses were up 5%. The provision for credit losses on total loans as a percentage of average loans was two basis points lower than the same quarter last year due to a decline in the provision for credit losses on impaired loans.

YTD 2023 vs. YTD 2022

Common shareholders’ net income of $164 million and adjusted common shareholders’ net income of $169 million both increased 2%. Diluted earnings per common share of $1.72 and adjusted earnings per common share of $1.76 both declined 4%. Pre-tax, pre-provision income of $247 million decreased 4%. Total revenue grew 2% due to a 3% increase in net interest income, partially offset by a 2% decrease in non-interest income. Non-interest expenses were up 8%. The total provision for credit losses as a percentage of average loans of one basis point was 11 basis points lower than the prior year, due to a 14 basis point decrease in the impaired loan provision, partially offset by a three basis point increase in the performing loan provision. The lower impaired loan provision primarily reflects the reversal of a previously recognized impaired loan write-off recorded in the first quarter of this year.

ROE and ROA

Compared to last quarter, ROE of 8.7% and adjusted ROE of 8.9% decreased 290 and 310 basis points, respectively, primarily driven by lower common shareholders’ net income as discussed above.

Compared to the same quarter last year, ROE and adjusted ROE decreased 130 and 140 basis points, respectively, primarily driven by lower common shareholders’ net income and higher average common shareholders’ equity.

On a year-to-date basis, ROE of 10.1% and adjusted ROE of 10.4%, both declined 70 basis points, as higher common shareholders’ net income was more than offset by an increase in average common shareholder’s equity.

The second quarter return on assets (ROA) of 0.69% was 21 basis points lower than the prior quarter and 10 basis points lower than the same quarter last year, primarily due to the combined impact of lower common shareholders’ net income and higher average assets. On a year-to-date basis ROA of 0.80% was six basis points lower, as higher common shareholders’ net income was more than offset by an increase in average assets.

CWB 2023 Second Quarter Report	4

Management’s Discussion and Analysis

Total Revenue

Second quarter total revenue of $264 million declined 3% compared to the prior quarter and reflected the impact of three fewer interest-earning days. Revenue increased 2% from the same quarter last year. On a year-to-date basis, total revenue of $537 million increased 2% from last year.

Net Interest Income

Q2 2023 vs. Q1 2023

Net interest income of $231 million decreased 5% compared to the last quarter as 2% sequential loan growth was more than offset by three fewer interest-earning days and a six basis point decrease in net interest margin. Net interest margin was lower primarily due to a three basis point interest income recovery recorded in the prior quarter related to the reversal of a previously recognized impaired loan. The remaining decline in net interest margin was primarily due to lower loan related fees and strategic pricing adjustments to certain administered rate deposit products. As expected, the impact on net interest margin from higher fixed rate deposit costs continued to decline this quarter, and was offset by the benefit from repricing fixed rate loans at higher market interest rates.

Q2 2023 vs. Q2 2022, YTD 2023 vs. YTD 2022

Net interest income increased 2% compared to the same quarter last year which reflected the benefit of 9% annual loan growth, partially offset by a 16 basis point decrease in net interest margin. On a year to date basis, net interest income of $473 million increased 3% from the prior year as 9% annual loan growth was partially offset by a 15 basis point decrease in net interest margin. The decline in net interest margin in both periods reflects the impact of lower loan related fees, including payout penalties, a proportional shift in our funding mix towards fixed term branch- raised and insured broker deposits, and fixed rate asset yields that have lagged the growth of fixed rate deposit costs through the rising interest rate environment. Our fixed term deposit portfolio has repriced faster to reflect higher market interest rates than our fixed term loans, which have a longer average duration. Loan yields have also been slower to reflect the changes in market interest rates due to higher levels of competition for new lending. The decline in net interest margin was partially offset by the net positive impact of rising Bank of Canada policy interest rates on our floating rate loans and deposits.

Non-interest Income

Q2 2023 vs. Q1 2023

Non-interest income of $34 million increased 11% from last quarter, primarily due to higher foreign exchange revenue recorded within ‘other’ non-interest income, reflective of a strengthening U.S. dollar in the quarter.

Q2 2023 vs. Q2 2022

Non-interest income increased 4% compared to the same quarter last year, as higher credit-related fees were partially offset by lower wealth management fees.

YTD 2023 vs. YTD 2022

On a year-to-date basis, non-interest income of $65 million decreased 2%, primarily due to lower foreign exchange revenue recorded within ‘other’ non-interest income and lower wealth management fees, partially offset by higher credit-related fees.

Non-interest Expenses

Q2 2023 vs. Q1 2023

Non-interest expenses of $148 million increased 1% sequentially, primarily driven by the seasonal increase in statutory employee benefits.

Q2 2023 vs. Q2 2022

Non-interest expenses were up 5% from the prior year, primarily driven by higher people costs related to the impact of salary increments enacted in the prior year and a higher staffing complement, including in the Ontario market to support our continued expansion.

YTD 2023 vs. YTD 2022

On a year-to-date basis, non-interest expenses of $296 million were up 8%, driven by higher people costs due to the same factors as noted in the comparison to the same quarter last year and our continued investment in our digital capabilities.

CWB 2023 Second Quarter Report	5

Management’s Discussion and Analysis

Efficiency ratio

The second quarter efficiency ratio of 55.3% increased from 52.7% in the prior quarter and from 53.7% in the same quarter last year. On a year-to-date basis, the efficiency ratio increased to 54.0% compared to 51.0%. The efficiency ratio increased as non-interest expense growth outpaced revenue growth so far this year primarily due to the decrease in net interest margin discussed in the Net interest income section.

Income Taxes

On November 4, 2022, the Canadian Government introduced Bill C-32 which included legislation to increase the federal income tax rate by 1.5% on taxable income above $100 million for banking and life insurance groups. Bill C-32 received Royal Assent on December 15, 2022. We anticipate the new legislation will increase our annual effective tax rate by approximately 80 basis points compared to the prior year, as the increase from the higher federal income tax rate will be partially offset by a one-time deferred tax recovery associated with the re- measurement of our net deferred tax assets at the higher expected tax rate.

The second quarter effective tax rate of 26.9% was up 170 basis points from last quarter and 360 basis points from last year. On a year-to-date basis, the effective tax rate of 26.0% was up 160 basis points compared to the prior year. The higher effective tax rate was primarily due to the combined impact of one-time adjustments arising from the completion of our 2022 tax filings this quarter and the full quarter impact of the additional 1.5% of federal income tax associated with the enactment of Bill C-32.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI), net of tax.

Q2 2023 vs. Q1 2023

Comprehensive income of $100 million was down $30 million from the prior quarter, reflective of a $6 million decrease in OCI and a $23 million decrease in net income. Lower OCI was primarily driven by lower changes in fair value of derivatives designated as cash flow hedges ($10 million) and the impact of reclassifications to net income ($3 million) related to the derivatives designated as cash flow hedges, partially offset by higher changes in fair value of debt securities measured at fair value through other comprehensive income (FVOCI) ($1 million).

Our debt securities portfolio, which is classified entirely at FVOCI, is primarily comprised of bonds issued or guaranteed by federal and provincial governments used exclusively for liquidity management purposes and have an average remaining duration of approximately one year. Fluctuations in fair value are generally attributed to changes in interest rates, movements in market credit spreads and shifts in the interest rate curve, and are fully reflected in regulatory capital on an after-tax basis.

Q2 2023 vs. Q2 2022

Compared to the prior year, comprehensive income was up $87 million, reflective of a $91 million increase in OCI and a $4 million decrease in net income. Higher OCI was primarily driven by higher changes in fair value of debt securities measured at FVOCI ($79 million) and the impact of reclassifications to net income ($12 million) related to our derivatives designated as cash flow hedges.

YTD 2023 vs. YTD 2022

Year-to-date comprehensive income of $229 million was up $137 million, due to a $135 million increase in OCI, and a $2 million increase in net income. Higher OCI was primarily driven by higher changes in fair value of debt securities measured at FVOCI ($109 million) and derivatives designated as cash flow hedges ($3 million) and the impact of reclassifications to net income ($24 million) related to the derivatives designated as cash flow hedges.

CWB 2023 Second Quarter Report	6

Management’s Discussion and Analysis

Balance Sheet

Total assets of $42.2 billion were up 1% from last quarter and 9% from last year.

Cash and Securities

Our cash and securities portfolio is comprised of high-quality debt instruments and used exclusively for liquidity management purposes. Cash, securities and securities purchased under resale agreements totaled $4.1 billion, compared to $4.4 billion last quarter and $3.9 billion last year. Average balances of cash and securities for the three months ended April 30, 2023 were $4.5 billion, consistent with last quarter and up from $4.1 billion last year.

Consistent with our risk appetite, we continue to maintain a prudent liquidity position and conservative investment profile. Our liquidity management is based on an internal stressed cash flow model, with the level of liquid assets driven primarily by the term structure of both assets and liabilities, and the liquidity structure of liabilities. The composition of our total liquid assets supports ongoing compliance with the OSFI Liquidity Adequacy Requirements (LAR) guideline, including a minimum Liquidity Coverage Ratio, and our own internal policies.

Net unrealized losses on cash and securities, before tax, recorded on the balance sheet totaled $103 million compared to $132 million last quarter and $129 million last year. Fluctuations in the value of securities, which are primarily comprised of debt securities issued or guaranteed by federal and provincial governments used exclusively for liquidity management purposes, are generally attributed to changes in interest rates driven by movement in market credit spreads and shifts in the interest rate curve. During the quarter and in line with our liquidity management strategies and risk appetite, we realized nominal net gains and losses on security sales, consistent with last quarter and last year.

Loans

Total loans, excluding the allowance for credit losses, of $37.2 billion increased 2% ($0.7 billion) from last quarter and 9% ($3.1 billion) over the last year.

(unaudited) (millions)	April 30 2023	% of total as at April 30 2023	January 31 2023	April 30 2022	Change from April 30 2022
General commercial loans	$13,209	36%	$12,672	$11,377	16%
Commercial mortgages	7,488	20	7,454	7,157	5
Personal loans and mortgages	7,215	19	7,214	6,716	7
Equipment financing and leasing	5,615	15	5,514	5,284	6
Real estate project loans	3,228	9	3,261	3,124	3
Oil and gas production loans	396	1	302	383	3
Total loans outstanding(1)	$37,151	100%	$36,417	$34,041	9%

(1)	Total loans outstanding by lending sector exclude the allowance for credit losses.

Q2 2023 vs. Q1 2023

Very strong growth of 4% in the strategically targeted general commercial portfolio primarily reflected growth in Ontario, supported by our Mississauga and Markham banking centres.

Our commercial mortgage and personal loan and mortgage portfolios remained relatively stable as new lending volumes that met our risk-adjusted return expectations were mostly offset by repayments.

Our equipment financing and leasing portfolio increased 2%, primarily in British Columbia (BC) and Alberta. Growth opportunities in our equipment financing and leasing portfolio have been impacted by the combination of increased competition, the rapid increase in interest rates and supply chain constraints. Some of these pressures have lessened in recent periods.

Real estate project loans decreased 1%. We have selectively financed new project starts in BC with top tier borrowers, but new origination volume was more than offset by elevated payouts in the current quarter associated with the timing of project completions.

Oil and gas production loans were up $94 million primarily due to participation in syndicated facilities that remain within our risk appetite. Our exposures to oil and gas service and production businesses represent approximately 2% and 1% of total loans, respectively.

Q2 2023 vs. Q2 2022

Very strong growth of 16% in the strategically targeted general commercial portfolio reflected our focus to increase full-service client relationships across our national footprint.

Growth in commercial mortgages of 5% primarily reflected strong new lending volumes in BC, Alberta and Ontario, with high-quality borrowers and underlying assets that remain within our risk appetite.

CWB 2023 Second Quarter Report	7

Management’s Discussion and Analysis

Our equipment financing and leasing portfolio increased 6%, primarily in Alberta, BC and Ontario.

The 7% increase in personal loans and mortgages reflected growth in uninsured mortgages, which benefited from new origination volumes with prudent loan-to-value ratios and strong average beacon scores and lower payouts compared to the prior year.

Real estate project loans increased 3%, as new project starts in BC, were partially offset by elevated payouts in the current quarter associated with the timing of project completions.

Geographic diversification

		% of total as			Change from
(unaudited) (millions)	April 30 2023	at April 30 2023	January 31 2023	April 30 2022	April 30 2022

British Columbia	$12,148	33%	$11,863	$11,218	8%
Alberta	11,168	30	11,200	10,510	6
Ontario	9,287	25	8,965	8,165	14
Saskatchewan	1,550	4	1,533	1,533	1
Quebec	1,265	3	1,213	1,043	21
Manitoba	1,042	3	981	929	12
Other	691	2	662	643	7
Total loans outstanding(1)	$37,151	100%	$36,417	$34,041	9%

(1)	Total loans outstanding by province exclude the allowance for credit losses.

Q2 2023 vs. Q1 2023

Very strong loan growth of 4% in Ontario contributed to approximately half of the current quarter loan growth. Solid loan growth in BC of 2% reflected strong growth in our strategically targeted general commercial portfolio. Alberta loans were consistent with the prior quarter as declines in real estate project loans were offset by growth in the oil and gas production and equipment financing and leasing portfolios.

Q2 2023 vs. Q2 2022

We continue to execute on our geographic diversification strategy with solid loan growth across all provinces. Ontario loan growth of 14% reflected increases across all lending portfolios, excluding oil and gas production loans. Growth in BC was 8% and reflected strong general commercial, real estate project loans and commercial mortgage growth. Growth in Alberta of 6% reflected strong increases in general commercial, equipment financing and commercial mortgage portfolios, partially offset by lower real estate project loans.

Credit Quality

Credit quality continues to be supported by the secured nature of our lending portfolio, disciplined underwriting practices and proactive loan management. Borrower credit performance has remained strong throughout periods of economic volatility, and provisions for credit losses on impaired loans remain below pre-COVID-19 levels.

Gross impaired loans

The level of gross impaired loans fluctuates as loans become impaired and are subsequently resolved, and does not directly reflect the dollar value of expected write-offs given tangible security held in support of lending exposures. Gross impaired loans totaled $253 million, down from $274 million last quarter and up from $187 million one year ago.

	For the three months ended			Change from
(unaudited) (thousands)	April 30 2023	January 31 2023	April 30 2022	April 30 2022

Gross impaired loans, beginning of period	$273,678	$166,673	$211,839	29%
New formations	104,112	135,158	34,436	202
Reductions, impaired accounts paid down or returned to performing status	(113,514)	(25,440)	(49,832)	128
Write-offs	(11,563)	(2,713)	(9,027)	28
Total(1)	$252,713	$273,678	$187,416	35%

Balance of the ten largest impaired accounts	127,718	145,023	93,270	37%
Total number of accounts classified as impaired(2)	249	313	294	(15)
Gross impaired loans as a percentage of gross loans	0.68%	0.75%	0.55%	13	bp

(1)	Gross impaired loans include foreclosed assets held for sale with a carrying value of $2,393 (January 31, 2023 – $1,398; October 31, 2022 – $2,010). We pursue timely realization of foreclosed assets and do not use the assets for our own operations.
(2)	Total number of accounts excludes CWB National Leasing.

bp – basis point

CWB 2023 Second Quarter Report	8

Management’s Discussion and Analysis

Gross impaired loans represented 0.68% of gross loans, down from 0.75% last quarter and up from 0.55% last year. Our strong credit risk management framework, including well-established underwriting standards, the secured nature of our lending portfolio with conservative loan-to-value ratios, and proactive approach to working with clients through difficult periods continues to be an effective approach to minimize realized losses on the resolution of impaired loans. This is demonstrated by our history of low write-offs as a percentage of total loans, including through past periods of economic volatility.

Allowance for credit losses

As at April 30, 2023, the total allowance for credit losses (Stages 1, 2 and 3) was $171 million, compared to $170 million last quarter and $153 million one year ago. Further information related to our total allowance for credit losses is provided in Note 4 of the interim consolidated financial statements for the periods ended April 30, 2023.

				Change from
(unaudited) (thousands)	April 30 2023	January 31 2023	April 30 2022	April 30 2022

Performing (Stage 1 and 2)
Loans	$119,382	$118,911	$100,822	18%
Committed but undrawn credit exposures and letters of credit	4,292	4,584	4,317	(1)
	123,674	123,495	105,139	18
Impaired loans (Stage 3)	46,850	46,460	48,227	(3)
Total	$170,524	$169,955	$153,366	11%

Performing loan allowance

The performing loan allowance is estimated based on 12-month expected credit losses for Stage 1, while loans in Stage 2 require the recognition of lifetime expected credit losses. The proportion of performing loans in Stage 2 at the end of the current quarter was 14%, compared to 23% last quarter and 9% last year. The decrease in Stage 2 loans compared to last quarter primarily reflect an improvement in expected housing price growth and mortgage rates compared to a fairly pessimistic macroeconomic forecast in the prior quarter. The increase in Stage 2 loans compared to last year primarily reflects a deterioration in the forward-looking macroeconomic forecast as compared to the same quarter last year.

The performing loan allowance was consistent with the prior quarter and reflected continued strong borrower credit performance, and underlying volatility in the macroeconomic forecast with improved housing price growth but a softer near-term outlook for gross domestic product growth and a more pessimistic oil price forecast. The performing loan allowance increased $19 million (18%) from the prior year and reflects a more pessimistic macroeconomic forecast compared to last year.

Key economic variables incorporated into our ECL models are inherently prone to volatility on a forward-looking basis. Hindsight cannot be used, so while evolving macroeconomic assumptions may result in future forecasts that differ from those used in the ECL estimation as at April 30, 2023, those changes will be reflected in future periods.

In estimating the performing loan allowance, we continue to supplement our modeled ECL with expert credit judgements. These expert credit judgements account for the variability in the results provided by the models and consider the lagging impacts of typical credit cycles, where loan defaults occur in periods subsequent to the onset of a decline in macroeconomic conditions.

Impaired loan allowance

The current period allowance for impaired loans (Stage 3) was $47 million, compared to $46 million last quarter and $48 million last year. To determine allowances for impaired loans, we establish estimates through detailed analysis of both the overall quality and ultimate marketability of the security held against each impaired account on a case-by-case basis.

Provision for credit losses

The current quarter provision for credit losses on total loans as a percentage of average loans was a 12 basis points charge, compared to a 9 basis point recovery last quarter and a 14 basis point charge last year.

	For the three months ended			Change from		For the six months ended		Change from
(unaudited) (as a % of average loans)	April 30 2023	January 31 2023	April 30 2022	April 30 2022		April 30 2023	April 30 2022	April 30 2022
Provision for (recovery of)
credit losses
Performing loans	-%	0.03%	-%	-	bp	0.02%	(0.01)%	3	bp
Impaired loans	0.12	(0.12)	0.14	(2)		(0.01)	0.13	(14)
Total	0.12	(0.09)	0.14	(2)		0.01	0.12	(11)

Write-offs	0.13	0.03	0.11	2		0.08	0.10	(2)

bp – basis point

CWB 2023 Second Quarter Report	9

Management’s Discussion and Analysis

The impaired loan provision for credit losses in the second quarter was a charge of $10 million, compared to a $12 million recovery last quarter and a $12 million charge last year. The current quarter impaired loan provision for credit losses represented 12 basis points as a percentage of average loans and remains below our five-year historical average of 19 basis points. The prior quarter impaired loan recovery primarily reflected the reversal of a previously recognized impaired loan write-off.

A nil estimated provision for credit losses on performing loans decreased compared to a charge of $3 million last quarter and was consistent with last year. For further details on the estimation of the performing loan allowance, see the Performing loan allowance section.

Deposits and Funding

Total deposits were up $0.1 billion from last quarter and $2.0 billion from last year. Branch-raised deposits were down 2% ($0.3 billion) from last quarter and up 3% ($0.5 billion) from last year.

				Change from
(unaudited) (millions)	April 30 2023	January 31 2023	April 30 2022	April 30 2022
Deposits by source and type
CWB Financial Group branch-raised
Demand and notice	$13,988	$14,228	$14,724	(5)%
Term	6,391	6,499	5,128	25
	20,379	20,727	19,852	3

Broker term	8,982	8,242	6,993	28
Capital markets	3,895	4,145	4,444	(12)
Total deposits	$33,256	$33,114	$31,289	6%

Q2 2023 vs. Q1 2023

Branch-raised demand and notice deposits were down 2%, as we intentionally exited select higher cost non full- service client relationships early in the quarter. Through the second half of the quarter, we delivered solid growth of demand and notice deposits. Branch-raised fixed term deposits decreased 2%, as we chose to replace select non full-service fixed term deposit maturities with broker term deposits at a lower relative cost.

Capital market deposits decreased by 6% from last quarter due to a senior deposit note maturity, which was replaced with broker term deposits due to lower relative cost. Capital market deposits now represent 12% of total deposits, compared to 13% last quarter.

Broker-sourced deposits increased 9% from last quarter and represent 27% of total deposits, up from 25% last quarter. While our preference is to raise relationship-based branch-raised deposits, the broker deposit market continues to be a deep and efficient source to raise insured fixed term retail deposits and has proven to be a reliable and effective way to access funding and liquidity over a wide geographic base. At times broker-sourced deposits also reflect a lower relative cost. We raise only fixed term broker deposits, with terms to maturity between one and five years.

Q2 2023 vs. Q2 2022

Total deposits were up 6% annually. Branch-raised deposits increased 3%, as a 25% increase in fixed term deposits was partially offset by a 5% decline in demand and notice deposits. Lower branch-raised demand and notice deposits primarily reflect a shift in client deposits to branch-raised term deposits, due to a change in client preference in the elevated interest rate environment, which more than offset demand and notice deposit growth from net new full-service client additions.

As a percentage of total deposits, broker deposits increased to 27% this quarter compared to 22% last year, and capital market deposits decreased to 12% compared to 14% last year.

Securitization

Securitized leases, loans and mortgages are reported on-balance sheet with total loans. The gross amount of securitized leases and loans recorded on the balance sheet as at April 30, 2023 was $2.1 billion, up from $2.0 billion last quarter and $1.9 billion last year. The gross amount of mortgages securitized under the National Housing Act Mortgage Backed Securities (NHA MBS) program was $1.4 billion, down from $1.5 billion last quarter and last year. Year-to-date funding from the securitization of leases, loans and mortgages was $539 million, down from $633 million last year.

Securitization funding of $3.3 billion, recorded as debt on our balance sheet, increased 1% from last quarter and 21% from last year.

CWB 2023 Second Quarter Report	10

Management’s Discussion and Analysis

Other Assets and Other Liabilities

Other assets totaled $976 million as at April 30, 2023, compared to $963 million last quarter and $969 million last year. The change from last quarter was primarily driven by higher accounts receivable balances. Compared to last year, the increase reflects higher property and equipment balances, primarily associated with our expanding national footprint, partially offset by lower fair values of favourable derivative contracts used for interest rate risk management purposes.

Other liabilities totaled $1.2 billion as at April 30, 2023, compared to $917 million last quarter and $858 million last year. The increase from last quarter reflects higher securities sold under repurchase agreements and higher accounts payable balances. The increase from last year reflects higher accounts payable balances, higher securities sold under repurchase agreements and an increase in the liability recognized for unfavourable derivative contracts used for interest rate risk management purposes, partially offset by lower cheques and other items in transit.

Interest Rate Sensitivity

Note 12 of the interim consolidated financial statements for the period ended April 30, 2023, provides the asset- liability gap position for select time intervals and information on the estimated impact of a one-percentage point increase or decrease in interest rates on net interest income and other comprehensive income. The analysis is a static measurement of interest rate sensitivity gaps at a specific point in time, and there is potential for these gaps to change significantly over a short period. The actual impact on earnings from changes in market interest rates will depend on both the magnitude of and speed with which interest rates change, net growth of interest sensitive assets and liabilities and the composition of that growth, as well as the size and maturity structure of the cumulative interest rate gap position and the management of those positions over time.

We maintain an asset-liability structure and interest rate sensitivity within our established policies through pricing and product initiatives, as well as the use of interest rate swaps and other appropriate strategies. Differences in the respective sensitivity of net interest income and other comprehensive income to changes in interest rates compared to last year primarily reflects the current interest rate environment and balance sheet composition.

Off-Balance Sheet

Wealth management assets under management and administration were $8.1 billion as at April 30, 2023, compared to $8.3 billion last quarter and last year, as market growth was offset by the transfer of certain non-managed assets under administration to branch raised deposits within continuing client relationships. Indigenous Services assets under advisement were $2.2 billion as at April 30, 2023, compared to $1.9 billion last quarter and $2.0 billion last year, and reflect new client acquisitions.

Other assets under administration totaled $15.1 billion at quarter end, up from $14.3 billion last quarter and $14.5 billion last year. The increase from last quarter and last year reflects the combined impact of new and existing client growth in CWB Trust Services and an increase in the market value of underlying assets.

Other off-balance sheet items are comprised of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and contractual purchase obligations. We do not utilize, nor do we have exposure to, collateralized debt obligations or credit default swaps. Further information is provided in Note 10 of the interim consolidated financial statements for the periods ended April 30, 2023.

Capital Management

OSFI requires Canadian financial institutions to manage and report regulatory capital in accordance with the Basel III capital management framework. We currently report regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, which requires us to carry significantly more capital for certain of our credit exposures compared to requirements under the AIRB methodology. For this reason, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks and other financial institutions that utilize the AIRB methodology. Our required minimum regulatory capital ratios, including a 250 basis point capital conservation buffer, are 7.0% CET1, 8.5% Tier 1 and 10.5% Total capital.

Subordinated debentures

On December 22, 2022, we issued $150 million of Series H Non-Viability Contingent Capital (NVCC) subordinated debentures with a fixed annual interest rate of 5.937% until December 22, 2027. Further information is provided in Note 7 of the interim consolidated financial statements for the period ended January 31, 2023.

CWB 2023 Second Quarter Report	11

Management’s Discussion and Analysis

Regulatory Capital and Capital Adequacy Ratios

(unaudited) (millions)	April 30 2023	January 31 2023	April 30 2022
Regulatory capital
CET1 capital before deductions	$3,373	$3,310	$3,044
Net CET1 deductions(1)	(323)	(321)	(328)
CET1 capital	3,050	2,989	2,716
Tier 1 capital	3,625	3,564	3,291
Total capital	4,272	4,211	3,767
Risk-weighted assets	$32,676	$32,802	$30,528
Capital adequacy ratios
CET1	9.3%	9.1%	8.9%
Tier 1	11.1	10.9	10.8
Total	13.1	12.8	12.3
Leverage	8.3	8.3	8.3

(1)	In Q2 2020, OSFI introduced transitional arrangements related to the capital treatment of performing loan allowances, resulting in a portion of allowances that would otherwise be included in Tier 2 capital to be included. The transitional arrangement concluded at the end of fiscal 2022 and did not impact CET1 and Tier 1 capital (April 30, 2022 – $3 million) and CET1 and Tier 1 ratios after fiscal 2022 (April 30, 2022 – negligible impact). The transitional arrangement has no impact on the Total capital ratio.

Changes in Capital Ratios

The CET1 capital ratio of 9.3% increased 20 basis points from last quarter and 40 basis points from last year. Compared to last quarter, a higher CET1 capital ratio primarily reflected an approximately 15 basis point increase associated with the adoption of CAR 2023, retained earnings growth and a decrease in accumulated other comprehensive loss related to FVOCI securities. The increase from prior year reflected the adoption of CAR 2023, common shares issued under our ATM program and retained earnings growth, partially offset by risk-weighted asset growth and a decrease in accumulated other comprehensive loss related to FVOCI securities.

The Tier 1 capital ratio of 11.1% increased 20 basis points from last quarter and 30 basis points from last year, primarily due to the proportional impact of the same factors noted above.

The Total capital ratio of 13.1% increased 30 basis points from last quarter and 80 basis points from last year. Compared to last quarter, the increase primarily reflects the proportional impact of the same factors noted above. Compared to last year, the increase is primarily due to the issuance of our $150 million Series H NVCC subordinated debentures in the first quarter of 2023 and the proportional impact of the same factors noted above.

ATM Program

No common shares were issued under the ATM program in the quarter.

On June 1, 2022, we re-established an ATM program to allow the periodic issuance up to a total of $150 million of common shares, at our discretion and if needed, at the prevailing market price, under a prospectus supplement to the CWB short-term base shelf prospectus, which expires on July 1, 2024. Under the existing ATM program, we have issued 4,501,766 common shares for gross proceeds of $111 million, or net proceeds of $109 million after commissions and other issuance costs. The ATM program was re-established following the termination of the previous ATM program established on May 31, 2021, due to the sale of most of the $150 million common shares approved under the previous program.

	For the three months ended		For the six months ended
(unaudited) (thousands, except per share amounts)	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Common shares issued(1)	-	1,319	1,835	2,058
Average price per share	$-	$35.33	$24.53	$36.46
Gross proceeds	-	46,618	44,998	75,038
Net proceeds(2)	-	45,842	44,253	73,767

(1)	During the six months ended April 30, 2023, all shares issued were under the new ATM program. During the six months ended April 30, 2022, all shares issued were under the previous ATM program.

(2)	Gross proceeds less sales commissions and other issuance costs.

Dividends and LRCN Distributions

Common shareholders received a quarterly cash dividend of $0.32 per common share on March 23, 2023. On May 25, 2023, our Board of Directors declared a cash dividend of $0.33 per common share, payable on June 22, 2023 to shareholders of record on June 8, 2023. This quarterly dividend is up one cent, or 3%, from the dividend declared last quarter and up two cents, or 6%, from one year ago.

Consistent with the dividends paid to preferred shareholders on April 30, 2023, the Board of Directors also declared cash dividends of $0.2688125 per Series 5 and $0.375 per Series 9 preferred shares, all payable on July 31, 2023 to shareholders of record on July 24, 2023.

On April 30, 2023, Series 1 NVCC Limited Recourse Capital Notes (LRCN) note holders received a semi-annual coupon payment of $30 per $1,000 principal amount of notes outstanding (Q2 2022 – $30), reflecting a total coupon payment of $5 million (Q2 2022 – $5 million), recorded in common shareholders’ net income on an after-tax basis.

CWB 2023 Second Quarter Report	12

Management’s Discussion and Analysis

On January 31, 2022, Series 2 NVCC LRCN note holders received a semi-annual coupon payment of $25 per $1,000 principal amount of notes outstanding, reflecting a total payment of $4 million.

Further information related to our capital position is provided in Note 15 of the audited consolidated financial statements for the year ended October 31, 2022 and Note 8 of the interim consolidated financial statements for the periods ended April 30, 2023.

Book Value per Common Share

Book value per common share as at April 30, 2023 of $34.90 was up 2% from last quarter and 4% from last year. The increase from last quarter primarily reflects retained earnings growth and lower accumulated other comprehensive losses related to FVOCI securities. The increase from last year primarily reflects retained earnings growth, partially offset by an increase in the number of common shares outstanding and higher accumulated other comprehensive income losses related to FVOCI securities.

Regulatory Updates

Basel III Reforms and Pillar 3 Disclosures

On January 31, 2022, OSFI released the finalized CAR 2023 guidelines related to the implementation of Basel III reforms in Canada, which includes adjustments to the calculation of risk-weighted assets under both the Standardized approach and the internal ratings-based approach to credit risk, operational risk, and credit valuation adjustments, as well as to the AIRB capital floors. On the same date, OSFI released the Small and Medium-Sized Deposit-taking Institutions (SMSBs) Capital and Liquidity Requirements, which considers proportionality and provides simplified capital and liquidity requirements for SMSBs of various sizes. OSFI also released the final Pillar 3 Disclosure Guideline, which lists the disclosures required for SMSBs and their respective implementation date. Based on our total assets, we qualify as a Category I SMSB.

The CAR 2023 guidelines and associated disclosure requirements became effective on February 1, 2023 which increased our CET1 capital ratio by approximately 15 basis points on adoption due to an overall reduction in risk- weighted asset density.

Significant Changes in Accounting Policies and Financial Statement Presentation

The unaudited interim consolidated financial statements for the periods ended April 30, 2023 were prepared using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2022. Additional discussion on future accounting standards that may impact CWB are included in Note 1 of the audited consolidated financial statements for the year ended October 31, 2022 and Note 2 of the unaudited interim consolidated financial statements for the periods ended April 30, 2023.

Controls and Procedures

There were no significant changes in our disclosure controls and procedures and internal controls over financial reporting that occurred during the period ended April 30, 2023 that have materially affected, or are reasonably likely to materially affect, our disclosures of required information and internal controls over financial reporting. Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee’s recommendation, approved by the Board of Directors.

Third-party Credit Ratings

The following table summarizes our current credit ratings issued by DBRS Morningstar, as well as the corresponding rating agency outlook.

	Short-term	Long-term senior debt and long-term	Subordinated debentures	Preferred shares	Limited recourse capital
	instruments	deposits	(NVCC)	(NVCC)	notes (NVCC)
Rating	R1 (low)	A (low)	BBB (low)	Pfd-3	BB (high)
Outlook	Stable	Stable	Stable	Stable	Stable

Credit ratings do not consider market price or address the suitability of any financial instrument for a particular investor and are not recommendations to purchase, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the rating organization.

CWB 2023 Second Quarter Report	13

Management’s Discussion and Analysis

Updated Share Information

At May 19, 2023, there were 96,307,801 common shares and 2,272,901 stock options outstanding. For additional information on share capital and stock options, see Notes 15 and 16 of the audited annual consolidated financial statements for the year ended October 31, 2022 and Notes 8 and 9 of the interim consolidated financial statements for the periods ended April 30, 2023.

Dividend Reinvestment Plan

CWB common shares (TSX: CWB) and preferred shares (TSX: CWB.PR.B; CWB.PR.D) are deemed eligible by CWB to participate in CWB’s dividend reinvestment plan (the Plan). The Plan provides holders of eligible shares of CWB the opportunity to direct cash dividends toward the purchase of CWB common shares. Further details for the Plan are available on CWB’s website.

Summary of Quarterly Financial Information

	2023		2022				2021
(thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	$264,414	$272,891	$279,838	$271,712	$258,761	$265,976	$260,624	$263,215
Common shareholders’ net income	70,040	94,363	67,687	80,809	74,164	87,642	89,998	86,280
Pre-tax, pre-provision income	118,248	129,030	132,528	132,346	119,919	137,110	122,747	137,586
Earnings per common share
Basic	0.73	0.99	0.72	0.88	0.82	0.98	1.01	0.99
Diluted	0.73	0.99	0.72	0.88	0.82	0.97	1.01	0.98
Adjusted	0.74	1.02	0.88	0.90	0.84	0.99	1.03	1.01
Total assets (millions)	42,228	41,706	41,428	40,392	38,915	37,673	37,314	36,641

The financial results for each of the last eight quarters are summarized above. For additional details on variations between the prior quarters, refer to the Summary of Quarterly Results section of our annual MD&A for the years ended October 31, 2022 and 2021, and the individual quarterly reports to shareholders, which are available on SEDAR at www.sedar.com and on our website at www.cwb.com.

CWB 2023 Second Quarter Report	14